                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Friction Products Co. Profit Sharing Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Friction Products Co. Profit Sharing Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003 with Reports of Independent Registered Public Accounting Firms

                    Friction Products Co. Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2003 and 2002 and

                          Year Ended December 31, 2003

                                TABLE OF CONTENTS



Reports of Independent Registered Public Accounting Firms ............       1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......................       3
Statement of Changes in Net Assets Available for Benefits.............       4
Notes to Financial Statements.........................................       5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).........      11

             Report of Independent Registered Public Accounting Firm


Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Friction Products Co. Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ Grant Thornton LLP

Cleveland, Ohio
June 15, 2004

            Report of Independent Registered Public Accounting Firm

Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Friction Products Co. Profit Sharing Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.




                                                 /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

                    Friction Products Co. Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                           DECEMBER 31,
                                                        2003          2002
                                                    -----------   -----------

 ASSETS
 Investments, at fair value:
   Pooled separate accounts                         $11,001,203   $ 2,406,300
   Hawk Corporation common stock                        276,701        43,083
Guaranteed Income Fund, at contract value             6,441,081     2,667,121
Participant loans                                       107,562             -
                                                    -----------   -----------
Total investments                                    17,826,547     5,116,504

Guaranteed short-term account -- interest bearing         7,105             -

Contributions receivable:
   Employer                                             507,314             -
   Employee                                              71,302             -
                                                    -----------   -----------
                                                        578,616             -
                                                    -----------   -----------

 NET ASSETS AVAILABLE FOR BENEFITS                  $18,412,268   $ 5,116,504
                                                    ===========   ===========


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2003


Additions:
   Interest income                                                   $    80,449
   Contributions:
     Employer                                                            344,099
     Employee                                                            498,365
     Employee Rollovers                                                    8,854
                                                                     -----------
                                                                         851,318

Net assets transferred from merged plans (Note 1)
     S.K. Wellman Retirement Savings and Profit Sharing Plan           6,067,211
     Hawk Corporation 401(k) Savings and Retirement Plan               2,114,579
     Sinterloy Corporation 401(k) Plan                                 1,117,238
     Quarter Master Industries, Inc. Profit Sharing Plan and Trust       423,882
     Hawk Motors Employees' 401(k) Plan                                2,501,436
                                                                     -----------
                                                                      12,224,346
                                                                     -----------
Total additions                                                       13,156,113

Deductions:
   Benefit payments                                                      721,791
   Fees and expenses                                                       1,539
                                                                     -----------
Total deductions                                                         723,330

Net realized and unrealized appreciation
   in fair value of investments                                          770,329

Net transfers from the S.K. Wellman Retirement Savings and
   Profit Sharing Plan                                                    92,652
                                                                     -----------

Net increase                                                          13,295,764

Net assets available for benefits at beginning of year                 5,116,504
                                                                     -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                     $18,412,268
                                                                     ===========


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.     BACKGROUND

During the period December 12, 2003 through December 22, 2003, Hawk Corporation (the Company), under approval of its Board of Directors, merged the following plans' assets into a single surviving plan, the Friction Products Co. Profit Sharing Plan (the Plan): Friction Products Co. Profit Sharing Plan; S.K. Wellman Retirement Savings and Profit Sharing Plan; Hawk Corporation 401(k) Savings and Retirement Plan; Sinterloy Corporation 401(k) Plan; Quarter Master Industries, Inc. Profit Sharing Plan and Trust; and Hawk Motors Employees' 401(k) Plan (collectively the Merged Plans).

To effect this merger, the Merged Plans' net assets were transferred on a participant account basis into the Friction Products Co. Profit Sharing Plan. The Merged Plans maintained the characteristics of each of the individual Merged Plans through December 31, 2003, with the exception of the vesting provisions (See Note 8).

2.     DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established August 1, 1981 as a defined contribution plan covering all non-union employees of Friction Products Co. and Logan Metal Stampings, Inc. (collectively, the Plan Sponsor) who have completed ninety days of service (thirty days of service prior to a July 1, 2003 plan amendment that changed the eligibility requirement). The Plan Sponsor is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. The Plan also allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor made a discretionary contribution in March 2004

                    Friction Products Co. Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


2.       DESCRIPTION OF THE PLAN--CONTINUED

in the amount of $330,465 for the 2003 Plan year. The Plan Sponsor did not make a discretionary contribution to the Plan for the 2002 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions, if any, and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and Plan Sponsor discretionary contributions plus actual earnings thereon.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor and employee contributions in any of several investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

                    Friction Products Co. Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


2.       DESCRIPTION OF THE PLAN--CONTINUED

TRANSFERS

Net transfers from the S.K. Wellman Retirement Savings and Profit Sharing Plan represent account balances of participants who had a change in employment status between the Company and S.K. Wellman Corp., another Hawk Corporation subsidiary.

PARTICIPANT LOANS

The Participant loan balance on the Statement of Net Assets represents loan balances that were transferred into the Plan from the Hawk Corporation 401(k) Savings and Retirement Plan and the Sinterloy Corporation 401(k) Plan in connection with the merger (See Note 1 and Note 8).

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the net investment return in each participant's account.

3.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

                    Friction Products Co. Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

3.       SUMMARY OF ACCOUNTING POLICIES - CONTINUED

INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

Participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.     INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                  Net Realized
                                                 and Unrealized
                                                  Appreciation
                                                 in Fair Value
                                                 of Investments
                                                 --------------

Pooled separate accounts                          $     741,129
Hawk Corporation common stock                            29,200
                                                  -------------
                                                  $     770,329
                                                  =============

                    Friction Products Co. Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                               DECEMBER 31,
                                                          2003               2002
                                                       ----------        ----------

        Guaranteed Income Fund                         $6,441,081        $2,667,121
        S&P 500 Index Fund                              2,134,041           574,983
        White Oak Growth Stock Fund                     1,749,150           374,558
        Janus Fund                                      2,198,778           273,816
        Mid Cap Growth/Artisan Partners Fund(1)                             273,751
        Janus Worldwide Fund                            1,101,288           267,467



       (1) December 31, 2003 fair value is less than 5% of the Plan's net assets.


5.       PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

6.     INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    Friction Products Co. Profit Sharing Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


7.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

8.     SUBSEQUENT EVENT I

On January 1, 2004 the Friction Co. Profit Sharing Plan was renamed the Hawk Corporation 401(k) Retirement Plan (the Successor Plan). Also on January 1, 2004 the Successor Plan was amended to provide for a Company matching contribution of 50% of the participant's contributions up to 6% of the participant's gross wages, a discretionary contribution to be allocated based on total wages of eligible participants, and to establish an eligibility requirement of 90 days of service. Loans are no longer permitted; however existing loans will continue to be repaid under the same payment schedule.

Also effective January 1, 2004, participants in the former Friction Products Co. Profit Sharing Plan hired prior to January 1, 2004 will not be eligible for employer matching contributions in the Successor Plan. In addition, the provisions of the Hawk Motors Employees' 401(k) Plan remain in effect for all Hawk Motors union employees pursuant to the collectively bargained plan provisions currently in effect.

In addition to the Plan provisions noted above, each active participant in the Merged Plans became 100% vested in all Plan Sponsor contributions plus actual earnings thereon effective December 23, 2003 to the extent they were not fully vested prior to that date. All employees hired on or after January 1, 2004 become vested in Plan Sponsor contributions plus actual earnings thereon based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.

9.     SUBSEQUENT EVENT II

Effective April 1, 2004, the Helsel Employees' Savings and Investment Plan and the Helsel, Inc. Employees Retirement Plan (the Helsel Plans) were merged with, and all of their net assets transferred into, the Successor Plan on a participant account basis, at which time the participants in the Helsel Plans became participants in, and subject to the provisions of, the Successor Plan.

                    Friction Products Co. Profit Sharing Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2003



                         Identity of Issuer, Borrower,                               Current
              Lessor, or Similar Party/Description of Investment                      Value
              --------------------------------------------------                  ------------

            *    Connecticut General Life Insurance
                     Company--Group Annuity Contract:
                   Guaranteed Income Fund                                         $ 6,441,081
                   S&P 500 Index Fund                                               2,134,041
                   CIGNA Lifetime 20 Fund                                             240,339
                   CIGNA Lifetime 30 Fund                                             469,313
                   CIGNA Lifetime 40 Fund                                             690,258
                   CIGNA Lifetime 50 Fund                                             317,253
                   CIGNA Lifetime 60 Fund                                             302,750
                   Janus Worldwide Fund                                             1,101,288
                   Janus Fund                                                       2,198,778
                   White Oak Growth Stock Fund                                      1,749,150
                   Hawk Corporation common stock                                      276,701
                   Large Cap Value/John A. Levin & Co. Fund                           127,545
                   Mid Cap Value/Wellington Management Fund                           183,935
                   Mid Cap Growth/Artisan Partners Fund                               583,129
                   Small Cap Value/Perkins, Wolf, McDonnell Fund                      386,039
                   Small Cap Growth/TimesSquare Fund                                  199,096
                   State Street Global Advisors Intermediate Bond Fund                318,289
            *    Participant Loans (interest rates of 5.25% to 10.50%)                107,562
                                                                                  -----------
                                                                                  $17,826,547
                                                                                  ===========

* Represents a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23.1    Consent of Grant Thornton LLP

23.2    Consent of Ernst & Young LLP

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Friction Products Co. Profit Sharing Plan



Date: June 25, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator